SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “PLDT Provides Notice of Mandatory Conversion of all of its Series III Convertible Preferred Stock”.

October 24, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith SEC Form 17-C with a copy of a press release entitled “PLDT Provides Notice of Mandatory Conversion of all of its Series III Convertible Preferred Stock”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

October 24, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release entitled “PLDT Provides Notice of Mandatory Conversion of all of its Series III Convertible Preferred Stock”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 24, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release entitled “PLDT Provides Notice of Mandatory Conversion of all of its Series III Convertible Preferred Stock”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 24, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Press release

PLDT Provides Notice of Mandatory Conversion of all of its

Series III Convertible Preferred Stock

Manila, Philippines, October 24, 2005 - Philippine Long Distance Telephone Company (“PLDT” or the “Company”) announced that it provided notice today to JPMorgan Chase Bank, N.A., as Depositary, of the mandatory conversion of all of its outstanding 4.6 million shares of Series III Convertible Preferred Stock (the “Series III Preferred Stock”) into shares of PLDT Common Stock (the “Common Stock”). The conditions for mandatory conversion under the terms of the Series III Preferred Stock have been satisfied, including that the average closing price of the Company’s American Depositary Shares (“ADSs”) for the thirty day period ending seven days prior to today was above US$29.19. The Series III Preferred Stock are deposited under PLDT’s Global Depositary Receipt Facility, established pursuant to the Preferred Stock Deposit Agreement dated November 29, 1994, as amended (“Preferred Stock Deposit Agreement”), and are represented by Global Depositary Shares (“GDSs”) evidenced by Global Depositary Receipts (“GDRs”) (Cusip: 718252703).

The Company has set December 19, 2005 as the date on which all of the outstanding shares of Series III Preferred Stock will be mandatorily converted into Common Stock (the “Mandatory Conversion Date”). On such date, each share of Series III Preferred Stock will be converted into 1.7129 shares of Common Stock. As a result of the mandatory conversion of the Series III Preferred Stock, PLDT will issue a total of approximately 7.9 million shares of Common Stock on the Mandatory Conversion Date.

In connection with the Mandatory Conversion, the Series III Preferred Stock holders are given the option, by 2:00pm (New York City Time) on December 14, 2005, to elect to receive: (a) ADSs representing the shares of Common Stock, or (b) the shares of Common Stock, or (c) the net cash proceeds of the sale of shares of Common Stock over the Philippine Stock Exchange. Series III Preferred Stock holders who do not make an election by December 14, 2005 will be deemed to have elected to receive ADSs.

Dividends are to be accrued on the outstanding shares of Series III Preferred Stock up to (and including) the Mandatory Conversion Date and will be paid in accordance with the terms of the Series III Preferred Stock and subject to the terms and conditions of the Preferred Stock Deposit Agreement.

PLDT also notified JPMorgan Chase Bank, N.A, that it is terminating the Preferred Stock Deposit Agreement effective as of January 23, 2006.

Notice of the Mandatory Conversion and the termination of the Preferred Stock Deposit Agreement will be mailed to the registered holders of the Series III Preferred Stock commencing on October 26, 2005.

The Company has appointed Morrow & Co. to act as information agent (the “Information Agent”) in connection with the Mandatory Conversion. Series III Preferred Stock holders may address any inquiries with respect to the Mandatory Conversion to the Information Agent at the following numbers: shareholders may call toll-free 1-800-607-0088; banks and brokers may call toll free 1-800-654-2468 or 1-212-754-8000.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon

Tel No: 816-8213 Tel No: 816-8024

Fax No: 844-9099 Fax No: 810-7138

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: October 24, 2005